SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 13 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th December 2004

Provalis plc

Provalis signs Vaccine Option Agreement with Aventis Pasteur

Provalis plc (LSE: PRO; NASDAQ:PVLS), the Medical Diagnostics and Pharmaceuticals Group, today announces that it has signed an option agreement with Aventis Pasteur, the vaccines business of the sanofi-aventis Group, for the development of vaccine candidates to prevent streptococcus pneumoniae infection.

Under the terms of the agreement, Aventis Pasteur is granted a 24 month exclusive option to evaluate Provalis' protein based antigen vaccine candidates to prevent streptococcus pneumoniae infection. Aventis Pasteur will pay an initial option fee to Provalis and will pay all costs, back dated to May 2004, connected with the patents relating to these vaccine candidates. Aventis Pasteur has the right to enter into an exclusive license for these vaccine candidates on pre-determined terms, which include multi-million dollar milestone payments and commercial royalty rates on any product commercialised.

Commenting on the agreement, Phil Gould, Chief Executive Officer of Provalis, said, "We are delighted to have reached this agreement with a world-wide player in vaccine development such as Aventis Pasteur. This now represents our third major agreement within our vaccine portfolio - the others being with GlaxoSmithKline and Chiron Vaccines - and completes our partnering programme. This means we are committed to no further spend for the Group, whilst retaining the potential to generate considerable upside for our shareholders in the future."

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are currently Glycosal(R) and Osteosal(R), in the areas of diabetes and osteoporosis respectively, with the first shipments of in2it(TM) A1c, the business' next generation diabetes management system, to be made before the end of 2004.
  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Provalis' vaccine R&D - From 1998-2002 identified a number of vaccine candidates for common infections. However, given the significant costs required to fund the evaluation of lead candidates into clinical trials, the Group concluded that this was beyond the resources of Provalis and a number of programmes, together with all associated rights, were offered for sale or licence.

Streptococcus pneumoniae (Spn) is a species of bacteria associated with respiratory and ear infections. It accounts for all cases of pneumonia and 30-40% of acute otitis media (middle ear) infections. Provalis' proprietary recombinant protein based antigens allow the development of a vaccine to prevent or treat cases of Spn infection.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   January 06 2005